UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number 000-56699

THE ROYALAND COMPANY LTD.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Releases

On November 6, 2024, The RoyaLand Company Ltd. (the “Company”) issued a press release announcing it had been approved by OTC Markets Group, Inc. (“OTC Markets”) to quote its securities on the OTCQB® Venture Market (“OTCQB”) under the ticker symbol “RLNDF.” On November 14, 2024, the Company issued a press release announcing the Company commenced trading on OTCQB. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit No.	Description
99.1	Press Release dated November 6, 2024
99.2	Press Release dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The RoyaLand Company Ltd.

Date: November 15, 2024	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer

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